

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2025

Kim Thompson
President
Kraig Biocraft Laboratories, Inc.
2723 South State Street
Suite 150
Ann Arbor, Michigan 48104

> **Re: Kraig Biocraft Laboratories, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2025**
> **File No. 333-284773**

Dear Kim Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Louis Taubman